Exhibit 99.1

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$628	$2,085
Inventories	64	65
Due from related parties	1,042	1,455
Prepayment for vehicle purchase and other current assets, net	1,421	597
TOTAL CURRENT ASSETS	3,155	4,202
Property and equipment, net	353	403
Goodwill	38,201	38,201
Intangible assets, net	22,574	24,438
Operating lease right-of-use assets	317	389
TOTAL NON-CURRENT ASSETS	61,445	63,431
TOTAL ASSETS	$64,600	$67,633

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$92	$94
Short-term operating lease liabilities	131	126
Convertible notes	1,305	2,392
Income tax payable	754	764
Amounts due to related parties	2,240	2,187
Warrant liability	-	232
Payable for sales incentive	-	417
Accrued expenses and other current liabilities	7,590	8,903
TOTAL CURRENT LIABILITIES	12,191	15,115
Long-term operating lease liabilities	179	238
Deferred tax liabilities	2,988	3,263
TOTAL LIABILITIES	15,358	18,616

COMMITMENT AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value of $0.00075 per shares; 66,666,667 shares authorized, 59,195,101 and 49,806,556 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)*	44	37
Series D convertible preferred shares (par value of $0.00075, 6,000 shares and 6,000 shares authorized, issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.)	1	1
Series F convertible preferred shares (par value of 0.00075, 43,000 shares and 43,000 shares authorized, issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	1	1
Series G convertible preferred shares (par value of 0.00075, 12,800 shares and nil shares authorized, issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	-	-
Series H convertible preferred shares (par value of 0.00075, 7,366 shares and nil shares authorized, issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	-	-
Additional paid-in capital	404,749	399,117
Subscription receivable	(17,900)	(17,900)
Statutory reserve	8	8
Accumulated deficit	(341,941)	(336,571)
Accumulated other comprehensive income	930	890
TOTAL KAIXIN HOLDINGS’ SHAREHOLDERS’ EQUITY	45,892	45,583
Non-controlling interests	3,350	3,434
TOTAL EQUITY	49,242	49,017
TOTAL LIABILITIES AND EQUITY	$64,600	$67,633

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023.

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2023
REVENUE, NET	$-	$18,856
Cost of revenues	-	18,668
GROSS PROFIT	-	188

Selling and marketing expenses	838	257
General and administrative expenses	4,907	3,990
Total operating expenses	5,745	4,247

LOSS FROM OPERATIONS	(5,745)	(4,059)

Other expenses, net	(5)	(14)
Foreign currency exchange loss	-	(10)
Interest expense, net	(128)	(458)
Changes in fair value of warrant liabilities	232	-
Gain from disposal of subsidiaries	-	65

LOSS BEFORE INCOME TAX PROVISION	(5,646)	(4,476)

Income tax expenses	276	(1)

NET LOSS	(5,370)	(4,477)
Less: net income attributable to non-controlling interests	-	4
NET LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	(5,370)	(4,481)

Other comprehensive loss
Foreign currency translation adjustment	(37)	(1,456)
COMPREHENSIVE LOSS	$(5,407)	$(5,933)
Less: comprehensive loss attributable to non-controlling interest	(77)	(164)
COMPREHENSIVE LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	(5,339)	(5,769)

Net loss per share*
Basic and diluted	(0.10)	(0.29)

Weighted average shares used in calculating net loss per share*
Basic and diluted	53,549,438	15,465,700

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023.

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

								Accumulated
					Additional			Other	Total		Total
	Preferred shares		Ordinary shares		paid-in capital	Subscription	Accumulated	Comprehensive	shareholders’	Non-controlling	shareholders’
	Shares	Amount	Shares*	Amount	and statutory reserve	Receivable	deficit	(loss) income	equity	interest	equity
Balance as of December 31, 2022	56,000	$3	15,216,681	$11	$312,839	$-	$(283,008)	$1,470	$31,315	$4,188	$35,503
Net (loss) income	-	-	-	-	-	-	(4,481)	-	(4,481)	4	(4,477)
Issuance of ordinary shares in connection of conversion of convertible notes	-	-	283,236	1	2,049	-	-	-	2,050	-	2,050
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	(1,288)	(1,288)	(168)	(1,456)
Share-based compensation	-	-	47,236	-	1,218	-	-	-	1,218	-	1,218
Withdrawal of capital by non-controlling shareholder	-	-	-	-	-	-	-	-	-	(665)	(665)
Balance as of June 30, 2023	56,000	$3	15,547,153	$12	$316,106	$-	$(287,489)	$182	$28,814	$3,359	$32,173

Balance as of December 31, 2023	49,000	$2	49,806,556	$37	$399,125	$(17,900)	$(336,571)	$890	$45,583	$3,434	$49,017
Net loss	-	-	-	-	-	-	(5,370)	-	(5,370)	-	(5,370)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	40	40	(77)	(37)
Issuance of ordinary shares in connection of conversion of convertible notes	-	-	8,160,667	6	1,202	-	-	-	1,208	-	1,208
Share-based compensation	-	-	1,082,046	1	1,447	-	-	-	1,447	-	1,447
Issuance of Series H preferred shares and ordinary shares in connection of settlement of sales incentive due to dealers	7,366	**	99,832	**	988	-	-	-	988	-	988
Issuance of ordinary shares in connection of settlement of liabilities due to the purchaser of KAG (Note 3)	12,800	**	-	-	1,996	-	-	-	1,996	-	1,996
Payment of dividends	-	-	100,000	**	-	-	-	-	-	-	-
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	(7)	(7)
Balance as of June 30, 2024	69,166	$2	59,195,101	$44	$404,757	$(17,900)	$(341,941)	$930	$45,892	$3,350	$49,242

* Retroactively restated to give effect to a share consolidation at a ratio of one-for-fifteenth ordinary shares effective on September 14, 2023.

** Less than $1,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities	(1,438)	(3,427)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of a subsidiary	16	-
Net cash provided by investing activities	16	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Withdrawal of capital contribution by non-controlling shareholders	-	(665)
Net cash used in by financing activities	-	(665)

Effect of exchange rate changes on cash and cash equivalents	(35)	(159)

Net changes in cash and cash equivalents	(1,457)	(4,251)
Cash and cash equivalents at beginning of period	2,085	7,102
Cash and cash equivalents at end of period	$628	$2,851

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$-	$39
Income tax paid	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Issuance of shares in connection with conversion of convertible notes	$1,208	$2,050
Derecognition of short-term borrowings with disposal of a subsidiary	$-	$2,000

KAIXIN HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Holdings (formerly known as Kaixin Auto Holdings) (“the Company” or “KAH”), was incorporated in the Cayman Islands in 2016. In April 2024, the Company changed its legal name from Kaixin Auto Holdings to Kaixin Holdings. The Company’s ordinary shares will commence trading on the Nasdaq Capital Market under the new name at the market open on April 10, 2024. No action by the Company's shareholders is required with respect to the name change. The CUSIP number for the Company’s ordinary shares will remain unchanged.

On June 25, 2021, KAH completed a business combination with Haitaoche Limited (“Haitaoche”, or “HTC”), resulting in KAH acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 4,935,700 ordinary shares (after giving effects of the Share Consolidation as mentioned below), which was issued to several former shareholders of Haitaoche. The business combination was treated as a reverse acquisition of KAH under ASC 805, using the acquisition method of accounting, and Haitaoche was deemed to be the accounting acquirer.

Following the completion of the reverse acquisition, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Group. The acquired assets and liabilities of KAH are included in the Group’s consolidated balance sheets since June 25, 2021 and the results of its operations and cash flows are included in the Group’s consolidated statement of operations and comprehensive loss and cash flows for periods beginning after June 25, 2021.

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 per share and 66,666,667 preferred shares of a par value of US$0.00075 per share.

Acquisition of a subsidiary

On August 22, 2023, the Group closed the acquisition of 100% equity interest in Morning Star Auto Inc. (“Morning Star”) at share consideration of $20,250. The Group issued 6,666,667 ordinary shares (after giving effects of the Share Consolidation as mentioned above) in the acquisition.

Setup new subsidiaries

In January 2024, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Zhihui Auto Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

In September 2023, the Group, through one of its subsidiaries in the PRC, set up one subsidiary, namely, Zhejiang Kaixin Yuanman Business Management Co. Ltd.. The Group owned 100% equity interest in the subsidiary.

In February through March 2023, the Group, through one of its subsidiaries in the PRC, set up three subsidiaries. Namely, Zhejiang Kaixin Daman Automobile Trading Co. Ltd., Zhejiang Kaixin Jingtao Automobile Trading Co. Ltd., and Zhejiang Kaixin Manman Commuting Technology Co. Ltd (“Kaixin Manman”). The Group owned 70% equity interest in these three subsidiaries.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Disposition of subsidiaries

In May 2024, the Group entered into a share transfer agreement with a third party individual, pursuant to which the Company transferred 70% equity interest in Kaixin Manman at consideration of $16. The management believed the transfer of share interest in Kaixin Manman does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

On February 2, 2023, the Company entered into a share transfer agreement with Kairui Consulting Hong Kong Limited (“Karui”), pursuant to which the Company transferred 100% equity interest in Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”), a subsidiary engaged in new car trading business, at consideration of $2,700. In addition, the Company, Karui and Scytech Limited (“Sytech”) entered into a settlement agreement, pursuant to which Kairui would pay $2,700 to Scytech Limited to settled the Company’s liabilities due to Scytech. The management believed the transfer of share interest in Zhejiang Taohaoche does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

In June 2023, the Group disposed of KAG, a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Company would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. As of December 31, 2023, the Company did not make payments of $4,158 to the third party, and recorded the balance in accrued expenses and other current liabilities.

The Company and its consolidated subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

The major subsidiaries of the Company as of June 30, 2024 are summarized as below:

	Later of date of
	incorporation or	Place of	% of	Principal
Name of Subsidiaries	acquisition	Incorporation	Ownership	Activities
Major subsidiaries:
Jet Sound Hong Kong Company Limited	May 7, 2011	Hong Kong	100%	Investment holding
Zhejiang Kaixin Auto Co., Ltd	April 4, 2021	PRC	100%	Used car trading business
Chongqing Jieying Shangyue Automobile Sales Co., Ltd.	July 3, 2017	PRC	70%	Used car trading business
Wuhan Jieying Chimei Automobile Sales Co., Ltd.	November 20, 2017	PRC	70%	Used car trading business
Anhui Kaixin New Energy Vehicle Co., Ltd.	January 25, 2022	PRC	100%	New energy vehicle trading business
Morning Star	August 22, 2023	PRC	100%	New energy vehicle trading business

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results for the full year.

The unaudited condensed consolidated financial statements have not been reviewed by an independent certified public accountant.

(b)	Going concern and liquidity

For the six months ended June 30, 2024 and 2023, the Company reported a net loss of approximately $5.4 million and $4.5 million, respectively, and operating cash outflows approximately $1.4 million and $3.4 million. For the six months ended June 30, 2024, the Company did not generate revenues. As of June 30, 2024 and December 31, 2023, the Company reported accumulated deficits of approximately $341,941 and $336,571, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2024, the Company had cash of approximately $0.6 million and due from related parties of approximately $1.4 million, which were highly liquid. On the other hand, the Company had current liabilities of approximately $12.2 million. Among the balance of current liabilities, convertible notes of $1.3 million would be settled by ordinary shares, and the balance due to related parties of $2.3 million and other payables of $7.6 million are payable on demand and may be extended. In addition, two major shareholders of the Company have agreed to consider to provide necessary financial support in the form of debt and/or equity to the Company to enable the Company to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of this consolidated financial statements.

The management believes that the Company will continue as a going concern in the following 12 months from the date the Company issued the unaudited condensed consolidated financial statements for the six months ended June 30, 2024. The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 — inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2 — inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Assets measured at fair value on a recurring basis

Management of the Group considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, accounts payable, amounts due to related parties, other payables and income tax payable based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. There have been no transfers between Level 1, Level 2, or Level 3 categories during the six months ended June 30, 2024 and 2023.

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

Goodwill is evaluated for impairment annually or more frequently if events or conditions indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value.

As of June 30, 2024 and December 31, 2023, the Group performed impairment tests for goodwill caused by the acquisition of a subsidiary using the discounted cash flow method. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs including projected cash flows, terminal growth rate of 2.9%, and discount rate of 23% that would be utilized by market participants in valuing these assets or prices of similar assets. For the six months ended June 30, 2024 and 2023, no impairment was provided against goodwill.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group assesses goodwill for impairment on annual basis or if indicator noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2023, the Company recognized goodwill of $38,201 arising from business combination of Morning Star (Note 3). As of June 30, 2024 and December 31, 2023, no impairment was provided against the goodwill.

(e)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480 - Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815 - Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Revenue recognition

The Group primarily sells automobiles to car dealers and individual customers through signing written sales contracts. The Group presents the revenue generated from its sales of automobiles on a gross basis as the Group is a principal based on the fact that the Group is primarily responsible for fulling the promise to deliver the specified used cars or new cars to the customers, the Group also has pricing discretion and obtains substantially all of the remaining benefits from the sale goods. Revenue is recognized at a point in time upon delivery, which usually coincide with the timing of the customer acceptance.

The following table identifies the disaggregation of the revenue for the six months ended June 30, 2024 and 2023, respectively:

	For the six months ended June 30,
	2024	2023
Used-car sales	$-	$879
New-car wholesales	-	17,977
Total revenues	$-	$18,856

Advances from customers

Advances from customers for sales of goods are payment from customers for purchase, and are deferred when corresponding performance obligation has not been satisfied. They are recognized as revenue upon the Group transfers the control of products to the customers. The balances of advances from customers as of June 30, 2024 and December 31, 2023 were $69 and $nil, respectively.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Share-based compensation

Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods. Share options granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation costs over the estimated requisite service period, regardless of whether the market condition has been met.

A change in any of the terms or conditions of share options is accounted for as a modification of stock options. The Company calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(h)	Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.	DISPOSAL OF SUBSIDIARIES

Disposal of a subsidiary for the six months ended June 30, 2024

On May 21, 2024, the Company entered into a share transfer agreement with a third party individual, pursuant to which the Company transferred 70% equity interest in Kaixin Manman at consideration of $16. Upon disposal, Kaixin Manman’s net assets was comprised of the following:

As of May 21, 2024
Cash	$23
Accrued expenses and other current liabilities	(0)
Foreign exchange adjustment	0
Net assets	$23

Non-controlling interest	$7
Consideration	$16
Loss on disposal of Kaixin Manman	$0

Disposal of subsidiaries for the six months ended June 30, 2023

On February 2, 2023, the Group entered into a share transfer agreement with Kairui Consulting Hong Kong Limited (“Karui”), pursuant to which the Group transferred 100% equity interest in Zhejiang Taohaoche at consideration of $2,700,000. In addition, the Group, Karui and Scytech Limited (“Sytech”) entered into a settlement agreement, pursuant to which Kairui would pay $2,700 to Scytech Limited to settle the Group’s liabilities due to Scytech. For the year ended December 31, 2023, Kairui made cash consideration to Scytech and the Group settled its liabilities to Scytech. Upon disposal, Zhejiang Taohaoche’s net assets and gain on disposal of Zhejiang Taohaoche was comprised of the following:

February 2, 2023
Cash	$2,662
Less: Accrued expenses and other current liabilities	(61)
Add: Foreign exchange adjustment	34
Net assets	2,635
Cash consideration	2,700
Disposal Gain	65

The transfer of share equity interest in Zhejiang Taohaoche did not constitute a strategic shift of the Group’s operations and did not have major effects on the Group’s operations and financial results; therefore, the transactions do not meet the discontinued operations criteria.

In June 2023, the Group disposed of KAG, a Cayman holding company, to a third party. Upon disposal, KAG was a holding company and had net asset deficit of $4,158. Pursuant to the disposal agreement with third party, the Company would make payments, in the amount of net asset deficit of KAG, to the third party in the event that the net assets of KAG was below zero. Accordingly, The Group did not recognize disposal gain or loss from disposal of KAG. For the six month ended June 30, 2024, the Company issued 12,800 Series G Preferred Shares with fair value of $1,996 to settled the partial payable due to the third party. As of June 30, 2024 and December 31, 2023, the Company recorded liabilities of $2,162 and $4,158, respectively, in the account of accrued expenses and other current liabilities.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

4.	ACQUISITION OF MORNING STAR

On August 22, 2023, the Company closed acquisition 100% equity interest of Morning Star at the cost of issuance of 6,666,667 ordinary shares (after giving effect to share consolidation effected in September 2023). The fair value of the share consideration was $49,100 by reference to the closing price on August 22, 2023.

The Company has allocated the purchase price of Morning Star based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used income approach to estimate the fair value of intangible assets which was primarily comprised technologies. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Morining Star based on a valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on August 22, 2023 at the rate of USD 1.00 to RMB 7.2930. The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on August 22, 2023.

August 22,
2023
Net tangible assets	$420
Technologies (1)	13,972
Goodwill	38,201
Deferred tax liabilities	(3,493)
Total purchase consideration	$49,100

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	INTANGBILE ASSETS

As of June 30, 2024 and December 31, 2023, intangible assets were comprised of the following:

	June 30, 2024	December 31, 2023
Trademark identified in reverse acquisition (1)	$15,100	$15,100
Technology identified in acquisition of Morning Star (2)	13,972	13,972
Software	69	70
Total	29,141	29,142
Less: Accumulated amortization	(6,567)	(4,704)
Intangible assets, net	$22,574	$24,438

(1)	The trademark was identified in reverse acquisition of KAH with Haitaoche on June 25, 2021. As of June 30, 2024, the trademark had remaining useful life of 7 years.

(2)	The technology was identified in acquisition of Morning Start on August 23, 2023. As of June 30, 2024, the trademark has remaining useful life 5.4 years.

For the six months ended June 30, 2024 and 2023, amortization expense was $1,862 and $759, respectively. The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2024:

For the six months ended December 31, 2024	$1,862
For the year ended December 31, 2025	3,723
For the year ended December 31, 2026	3,723
For the year ended December 31, 2027	3,723
For the year ended December 31, 2028	3,723
Thereafter	5,820
Total	$22,574

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

6.	PAYABLE FOR SALES INCENTIVE

In the year of 2022, the Group entered into a share grant agreement with certain dealership operators to incentivize the dealership operators to improve their sales performance. Pursuant to the share grant agreement, the Group agreed to provide sales incentives to the dealership operators based on their sales performance.

For the six months ended June 30, 2024 and 2023, the Group did not grant share to these dealership operators.

During the six months ended June 30, 2024 and 2023, the Group issued an aggregation of 99,832 and nil shares, respectively, to settle the payables for sales incentive. As of June 30, 2024 and December 31, 2023, the payable for sales incentive was $nil and $417, respectively.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

Name	Relationship
Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group
Moatable, Inc.	A non-controlling shareholder of the Group
Henan Yujie Times Auto Co., Ltd. (“Henan Yujie”)	An investee over which Morning Star holds 40% equity interest
Huandian Teconology Development Co., Ltd. (“Huandian”)	A subsidiary of Henan Yujie
Mengzhou Enbowei Auto Technology Co., Ltd. (“Enbowei”)	An investee over which the controlling shareholder of Morning Star holds 10% equity interest

Amounts due from related parties

As of June 30, 2024 and December 31, 2023, significant amounts due from related parties consisted of the following:

	June 30, 2024	December 31, 2023
Huandian Technology	$982	$1,006
Enbowei	361	369
Others	78	79
	$1,421	$1,455

The balances due from related parties arose from acquisition of Morning Star (Note 4). As of June 30, 2024 nd December 31, 2023, the balances due from related parties represented loans made to these related parties. The balances were interest free and repayable on demand. The Company expected to get these balances within one year.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

7.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due to related parties

As of June 30, 2024 and December 31, 2023, significant amounts due to related parties consisted of the following:

	June 30, 2024	December 31, 2023
Moatable, Inc. (1)	$1,278	$1,278
Henan Yujie (2)	790	808
Mr. Lin	154	71
Others	28	30
	$2,250	$2,187

(1)	The balance mainly represented the advance fund provided by Moatable and its subsidiaries to finance the Group’s daily operations. The amount due to Moatable and its subsidiaries were stripped off in conjunction with the disposal of the subsidiaries (Note 3).

(2)	The balance was assumed by the Company in its acquisition of Morning Star (Note 4). The outstanding balance mainly represented the advance fund provided by Henan Yujie to finance Morning Star’s daily operations.

8.	INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2023 and 2022.

PRC

The Group’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

For the six months ended June 30, 2024 and 2022, the Group incurred current income tax benefits of $276 and current income tax expenses of $1, respectively.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	CONVERTIBLE NOTES

The Group issued and sold two Convertible Promissory Notes (“Note A” and “Note B”, or collectively as “Notes”) to Streererville Capital, LLC (the “Lender”) on November 19, 2021 and April 8, 2022, respectively. The principal amount of each Note is $2,180 and contract terms of both Notes are substantially the same.

The purchase price of each Notes was $2,000, calculated at principal of $2,180 less discount of $160 at issuance and the transaction expense of $20 in connection with the purchase and sale of the Securities. The Notes bore an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreements of the Notes, the Group has option to repay the Notes in cash until it received the conversion notice from Lender or repayment date. The Lender also has the option to convert the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date unless the outstanding balance was paid in full. The conversion price is $45.00 per ordinary share (after giving effects to Share Consolidation effected in September 2023. Note 1).

The Group did not elect the fair value option for the convertible note. In addition, the Note did not have any embedded conversion option and redemption feature which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor did it contain a cash conversion feature or beneficial conversion feature. The Group accounted for two Notes as liabilities in its entirety following ASC 470 Debt and recorded interest expenses of $121 and $419 for the six months ended June 30, 2024 and 2023, respectively.

During the year ended December 31, 2023, the Group issued 441,612 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1), in the amount of $2,050, to settle Note A. The Lender agreed to extend the payment term of Note B to 27 months from its issuance.

During the six months ended June 30, 2024, the Group issued 8,106,667 ordinary shares in the amount of $1,208, to settle a portion of Note B.

As of June 30, 2024 and December 31, 2023, the balances of convertible notes were $1,305 and $2,392, respectively.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Ventures 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first instalment of $3,000 closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. The preferred shares and ordinary shares underlying the warrants are not subject to stock split.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333 Series B Warrants and 2,000,000 Series C Warrants (collectively the “Warrants”) were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2024 and June 29, 2028, respectively.

The Series A Preferred Shares and Warrants are bundled transactions, which were considered as equity-linked instruments. The management has determined that there was beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were lower than the fair value of KAH’s ordinary shares at the relevant commitment dates, and the effect of beneficial conversion feature was recognized in additional paid-in capital. The fair value allocated to the Series A Preferred Shares was $1,310 at the date of the First Closing. The Warrants are classified as a liability and the fair value allocated to warrants was $1,690 as of the date of the First Closing.

The Group classified the Series A Preferred Shares as mezzanine equity as they were contingently redeemable upon the occurrence of the redemption event which is outside the Group’s control. The Series A Preferred Shares was redeemable if the volume-weighted average price is less than $3.00 on the 54-month anniversary of December 29, 2020 (the “Original Issue Date”) and expired in 2025.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. In August 2021, total Series A preferred Shares of $3,000 were converted into 72,610 ordinary shares of the Group. As of June 30, 2024 and December 31, 2023, the Group had no outstanding Series A Preferred Shares.

The Warrants were classified as the warrant liability on the issuance date and was subsequently remeasured at fair value at each reporting date before the warrants are exercised or expired. The changes in fair value of warrant liabilities were charged to the consolidated statements of operations and comprehensive loss. No warrants were exercised as of June 30, 2024. As of June 30, 2024 and December 31, 2023, the Group had outstanding warrant liabilities of $nil and $232. As of June 30, 2024 and December 31, 2023, the key factors in estimating the fair value of warrant liabilities were as follow:

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	MEZZANINE EQUITY AND WARRANT LIABILITIES (CONTINUED)

	As of December 31, 2023
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	3.95%	4.97%	3.94%
Estimated volatility rate	58.44%	45.58%	57.54%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	0.88	0.88	0.88
Exercise price	$3	$3	$3
Fair value of warrant	$15	$—	$—

	As of June 30, 2024
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	4.52%	5.47%	4.52%
Estimated volatility rate	34.89%	57.44%	62.98%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	0.13	0.13	0.13
Exercise price	$3	$3	$3
Fair value of warrant	$—	$—	$—

11.	EQUITY

Ordinary shares

KAH issued 4,935,700 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to the former shareholders of Haitaoche in the Reverse Acquisition. The shareholders’ structure as of December 31, 2021 reflects the equity structure of the KAH, including the equity interests KAH issued to effect the reverse acquisition.

On September 14, 2023, the Group effected a share consolidation at a ratio of one-for-fifteenth (15) ordinary shares with a par value of US$0.00005 each in the Group’s issued and unissued share capital into one ordinary share with a par value of US$0.00075 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Group to be US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 per share and 66,666,667 preferred shares of a par value of US$0.00075 per share. The Group believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Group has retroactively adjusted all share and per share data for all periods presented.

As of June 30, 2024 and December 31, 2023, there were 59,195,101 and 49,806,556 ordinary shares outstanding, respectively.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	EQUITY (CONTINUED)

Preferred shares

Series D Preferred Shares

On March 31, 2021, KAH closed a securities purchase agreement with Moatable, Inc. (the “Holder”) a. Pursuant to the agreement, the Holder invested $6,000 in the Group in exchange for 6,000 shares of newly designated Series D convertible preferred shares (the “Series D Preferred Shares”) of KAH. The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series D Preferred Shares are as follows:

Conversion Rights: Series D preferred shares are convertible into 2,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after April 8, 2021 at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, KAH may deliver a notice to the Holders of its irrevocable option to redeem some or all of the then outstanding Series D Preferred Shares at any time after March 30, 2022. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series D Preferred Shares.

The Series D Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. The Group has issued 6,000 convertible preferred shares and received $6,000 in April 8, 2021.

Series F Preferred Shares

On December 28, 2022, KAG closed a securities purchase agreement with Stanley Star Group Inc. (the “Holder”). On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Group to Stanley Star. The Group issued $50,000,000 convertible preferred shares of the Group to Stanley Star as part of consideration of the divestment of the Disposal group (Note 4). The preferred shares and ordinary shares underlying the warrants are not subject to stock split. Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 50,000,000 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption was comprised of optional redemption and redemption on triggering events. With respect to optional redemption, the Group may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series F Preferred Shares at any time after January 1, 2023. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Group to redeem all of the Series F Preferred Shares.

The Series F Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

In November 2023, the KAH issued 7,000,000 ordinary shares to Stanley Star to settle partial conversion of the Series F Preferred Shares.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	EQUITY (CONTINUED)

Preferred shares (continued)

Series G Preferred Shares

On June 3, 2024, the Company issued 12,800 Series G Preferred Shares to the purchaser in consideration of the compensation for the disposal of its wholly owned subsidiary, Kaixin Auto Group, with negative net worth of $4,158 (Note 3). The fair value of the 12,800 Series G Preferred Shares was $1,996.

Series G preferred shares are convertible into 12,800,000 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

The Series F Preferred Shares were considered as permanent equity because the preferred shares are indexed to the Company’s shares and meet other equity conditions in ASC 815-40-25.

Series H Preferred Shares

On May 6, 2024, the Company issued 3,539.123 Series H Preferred Shares and 5,308,685 I, respectively, to certain dealership operators in Wuhan as 2023 sales incentives of $495. On May 15, 2024, the Company issued 3,827,301 Series H Preferred Shares and 5,740,952 I, respectively, to certain dealership operators in Chongqing as 2023 sales incentives of $493.

Series H preferred shares are convertible into 7,366,424 ordinary shares of the Group at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

The Series H Preferred Shares were considered as permanent equity because the preferred shares are indexed to the Company’s shares and meet other equity conditions in ASC 815-40-25.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	EQUITY (CONTINUED)

Warrants (continued)

Issuance of warrants in connection with Series G Preferred Shares

In connection with with issuance of Series G Preferred Shares to certain dealership operators as 2023 sales incentives, the Company also issued an aggregation of 11,049,637 warrants to these dealership operators to purchase up to 11,049,637 Class A Ordinary Shares of the Group. The warrants are immediately exercised upon issuance of warrants, and will expire on the second anniversary of issuance dates. These warrants were classified as equity because they are indexed to the Company’s shares and meet other equity conditions in ASC 815-40-25. On the date of issuance of warrants, the fair value of warrants is estimated based on the following factors:

	As of May 15, 2024	As of May 6, 2024
Risk-free rate of return	4.66%	4.77%
Estimated volatility rate	53.85%	54.08%
Dividend yield	0	0
Spot price of underling ordinary share	0.128	0.139
Exercise price	$1.00	$1.00
Fair value of warrant	$2	$3

Issuance of ordinary shares and 2023 warrants

On November 7, 2023, KAH closed a securities purchase agreement with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Group issued the Investors (i) an aggregate of 10,500,000 Class A Ordinary Shares of the Group, par value of US$0.00075 per share, at a purchase price of US$0.87 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 10,500,000 shares of the Class A Ordinary Shares of the Group at an exercise price of US$1.00 per warrant (the “2023 Warrants”). Each of the Investors will purchase 3,500,000 of the Purchase Shares and 3,500,000 of the Warrants. The 2023 Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of November 7, 2023. On November 11, 2023, the Group and the Investors entered into an amendment to the Securities Purchase Agreement pursuant to which the Purchase Price of the shares is adjusted from $0.87 per share to $1.80 per share and the exercise price of the Warrants is adjusted from US$1.00 per share to US$1.80 per share.

As of November 7, 2023
2023 Warrant
Risk-free rate of return	4.37%
Estimated volatility rate	53.29%
Dividend yield	0%
Spot price of underling ordinary share	0.88
Exercise price	$1.8
Fair value of warrant	$926

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	EQUITY (CONTINUED)

Warrants (continued)

Issuance of ordinary shares and 2022 warrants

In January 2022, Suzhou government and its partners planned to invest RMB100 million (approximately $15.4 million) to the Group to support the electronic vehicles business. The Group received the first instalment of RMB 30 million (approximately $4.6 million) in February 2022. In return, the Group issued 293,769 ordinary shares (after giving effects to Share Consolidation effected in September 2023. Note 1) to Derong Group Limited (“Derong”), the entity designed by Suzhou government. In addition, the Group issued 6,500,000 warrant shares (“2022 Warrant) to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Group’s ordinary shares at an exercise price of $15.00 per share (after giving effects to Share Consolidation effected in September 2023. Note 1). The warrant shares were classified as equity and measured at relative fair value of $1,417 using the Black-Scholes pricing model. The portion of the proceeds of $3,298 was allocated to the issued ordinary shares.

In November 2023, the Group issued 6,500,000 ordinary shares to redeem the warrants from Discover Flux Ltd. The fair value of the warrants as of July 3, 2022 were calculated using the Black-Scholes pricing model with the following assumptions:

As of July 3, 2022
2022 Warrant
Risk-free rate of return	2.60%
Estimated volatility rate	57.21%
Dividend yield	0%
Spot price of underling ordinary share	1.035
Exercise price	$1
Fair value of warrant	$2,027

Issuance of 2019 warrants

As of December 31, 2022, there were 11,957,008 warrants outstanding, which was issued by KAH and consist of 10,318,145 warrants which were issued with units in the initial public offering (“IPO”) of KAH in 2017, 1,000,000 warrants issued with units upon the conversion of convertible loan of Kunlun Tech Limited, 263,863 warrants issued to Shareholder Value Fund and 375,000 warrants issued with units for share subscription of E&A Callet Investment Limited (collective the “2019 Warrants”).

Each whole warrant that was issued with units in the IPO and issued with units to the 2019 Warrants is exercisable for one ordinary share at a price of $172.50 per share (.The warrants may only be exercised for whole numbers of shares. The 2019 Warrants became exercisable on April 30, 2019 and have a term of five years from April 30, 2019.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	EQUITY (CONTINUED)

Warrants (continued)

Issuance of 2019 warrants (continued)

The Group may redeem the outstanding 2019 Warrants, in whole and not in part, at a price of $0.01 per warrant:

•	at any time while the 2019 Warrants are exercisable,

•	upon a minimum of 30 days’ prior written notice of redemption,

•	if, and only if, the last sales price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30- trading day period ending three business days before the Group sends the notice of redemption, and

•	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such 2019 Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Group calls the 2019 Warrants for redemption as described above, the management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

The 2019 Warrants were recognized as an equity instrument as it meets all of the criteria for equity classification and is classified within equity as additional paid-in capital.

Statutory reserve and restricted net assets

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, are required to provide for certain statutory reserves. The statutory reserve fund required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of paid-in-capital and statutory reserve of Group’s PRC subsidiary, were $118,909 and $118,909 as of June 30, 2024 and December 31, 2023, respectively.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
	2024	2023
NET LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	$(5,370)	$(4,481)

Net loss per share*
Basic and diluted	(0.10)	(0.29)

Weighted average shares used in calculating net loss per share*
Basic and diluted	53,549,438	15,465,700

Since the Group is in a net loss for the six months ended June 30, 2024 and 2023 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the six months ended June 30, 2024 and 2023, there was no difference between the Group’s basic and diluted net loss per share for the periods presented.

13.	SHARE-BASED COMPENSATION

Kaixin incentive plans

(a)	Kaixin 2021 Plan

On July 12, 2021, the board of directors of KAH approved the Kaixin 2021 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2021 Plan is 1,773,067 (after giving effects to Share Consolidation effected in September 2023. Note 1). For the six months ended June 30, 2024 and 2023, the Group did not grant restricted shares under Kaixin 2021 Plan.

As of June 30, 2024 and December 31, 2023, the Group has granted 1,773,067 and 1,773,067 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2021 Plan.

(b)	Kaixin 2022 Plan

On May 16, 2022, the board of directors of KAH approved the Kaixin 2022 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2022 Plan is 2,633,333 (after giving effects to Share Consolidation effected in September 2023. Note 1). For the six months ended June 30, 2024 and 2023, the Group did not grant restricted shares under Kaixin 2022 Plan.

As of June 30, 2024 and December 31, 2023, the Group has granted 2,633,333 and 2,633,333 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2022 Plan.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.	SHARE-BASED COMPENSATION (CONTINUED)

(c)	Kaixin 2023 Plan

On March 13, 2023, the board of directors of KAH approved the Kaixin 2023 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2023 Plan is 2,633,333 (after giving effects to Share Consolidation effected in September 2023. Note 1). For the six months ended June 30, 2024 and 2023, the Group did not grant restricted shares under Kaixin 2023 Plan.

As of June 30, 2024 and December 31, 2023, the Group has granted 2,633,333 and 2,633,333 restricted shares (after giving effects to Share Consolidation effected in September 2023. Note 1) under the Kaixin 2023 Plan.

(d)	Kaixin 2024 Plan

On January 2, 2024, KAG adopted a 2024 Equity Incentive Plan (the “Plan”), as approved and authorized by the board of directors of the Group and its compensation committee. The Group may grant options, restricted shares, restricted share units and other types of awards to its employees, consultants and members of the board of directors pursuant to the Plan. The Plan will expire upon the tenth anniversary of the effective date.

Under the Plan, the maximum aggregate number of the ordinary shares of the Group available for grant of awards consists of 8,000,000 Class A ordinary shares of the Group, par value of US$0.00075 per share and 1,000,000 Class B ordinary shares of the Group, par value of US$0.00075 per share. Among the authorized Class B ordinary shares of the Group available for grant under the Plan, 550,000 Class B ordinary shares shall be awarded to Mr. Mingjun Lin, the Chief Executive Officer of the Group, and 450,000 Class B ordinary shares shall be awarded to Ms. Yi Yang, the Chief Financial Officer of the Group. The Group has issued an aggregate of 1,000,000 Class B ordinary shares to Mr. Mingjun Lin and Ms. Yi Yang on January 3, 2024.

The estimated fair value of restricted shares granted under Kaixin 2021 Plan, Kaxin 2022 Plan, Kaixin 2023 Plan and Kaixin 2024 Plan were the closing prices prevailing on each grant date.

A summary of the nonvested restricted shares activity for the six months ended June 30, 2024 and 2023 is as follows:

	Number of	Weighted average fair value
	nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2022	335,355	20.10
Vested	(47,236)	(25.80)
Unvested as of June 30, 2023	288,119	13.05

Outstanding as of December 31, 2023	191,296	23.29
Vested	(82,046)	(17.64)
Unvested as of June 30, 2024	109,250	27,53

As of June 30, 2024, there was approximately $1,824 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 3.60 years.

For the six months ended June 30, 2024 and 2023, the Company recorded share-based compensation expenses of $1,447 and $1,218, respectively, which was charged to general and administrative expenses on the unaudited condensed consolidated statements and operations.

KAIXIN AUTO HOLDINGS

(FORMERLY KNOWN AS KAIXIN AUTO HOLDINGS)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.